October 18, 2022

VIA CORRESPONDENCE

Jeffrey Gordon
Kevin Stertzel
Division of Corporation Finance
Office of Manufacturing
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Canadian Solar Inc. Form 20-F for the Year Ended December 31, 2021 Filed April 28, 2022 CORRESP filed September 21, 2022 File No. 001-33107

Dear Mr. Gordon and Mr. Stertzel:

This letter sets forth the response of Canadian Solar Inc. (the “Company”) to the comments contained in the letter dated October 3, 2022 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2021 (the “Form 20-F”).

For ease of review, we have set forth below the numbered comments of the Staff’s letter and the Company’s responses thereto. Concurrently with the submission of this letter, we are publicly submitting an Amendment No. 1 to the Form 20-F (the “Amendment No. 1”) together with certain related exhibits via EDGAR to the Commission.

Form 20-F for the Year Ended December 31, 2021

General

1.	We have reviewed your responses to prior comments one through twelve. Please provide your proposed disclosures and revisions in an amendment to your Form 20-F. In doing so, please ensure that you also include revised certifications that are currently dated and refer to the Form 20-F/A.

Response: In response to the Staff’s comments, we have included the disclosures and revisions proposed in our responses to the Staff’s comments filed September 21, 2022 in the Amendment No. 1. Furthermore, we also revised the certifications pursuant to Section 302 and 906 of the Sarbanes Oxley Act of 2002 accordingly, being filed therewith the Amendment No. 1.

*     *     *

If you have any additional questions or comments regarding the Form 20-F, please contact the Company’s counsel, David Zhang at david.zhang@kirkland.com or at + 852 3761 3318 (work) or +852 9124 8324 (cell), or Louis Rabinowitz at louis.rabinowitz@kirkland.com or at +852 3761 3593 (work) or +852 6398 4103 (cell), of Kirkland & Ellis. Thank you.

Very truly yours,

By:	/s/ Huifeng Chang
Name: Huifeng Chang
Title: Director and Chief Financial Officer

cc:	David Zhang, Esq., Kirkland & Ellis
Louis Rabinowitz, Esq., Kirkland & Ellis
Calvin Chen, Deloitte Touche Tohmatsu Certified Public Accountants LLP

2